EXHIBIT 99.1

Vox Royalty Completes Acquisitions of White Dam,

Kalman and Sylvania Australian Gold & Copper Royalties

DENVER, CO / September 14, 2026 / Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its wholly owned subsidiary, Vox Royalty Australia Pty Ltd (“Vox Australia”), has completed the previously announced Australian acquisitions of the White Dam Gold Royalty in South Australia, the Kalman Copper Royalty in Queensland, and the Sylvania Royalty in Western Australia (the “Transactions”), as previously disclosed in Vox press releases dated August 20, 2026 and September 2, 2026. Aggregate cash consideration for the Transactions was A$8.4 million (approximately $6 million), paid with cash on hand.

All conditions precedent to the Transactions have been satisfied, including the waiver of the right of first refusal held by the operator, Greenmount Resources Pty Ltd (“Greenmount”), a wholly owned subsidiary of ASX-listed, Capricorn Metals Ltd (“Capricorn”), in respect of the Sylvania Royalty. Further information on the Sylvania Royalty is provided below.

Spencer Cole, President and Chief Investment Officer of Vox, stated: "With these two transactions, we have constructed a highly attractive portfolio of Australian production and development royalties for only $6 million in cash. White Dam is producing gold today and provides ongoing revenue, Kalman offers medium-term development potential through Austral Resources' existing Rocklands plant, and the Sylvania Royalty provides potential longer-term optionality across approximately 1,700km² of exploration tenure adjacent to Capricorn's expanding Karlawinda Gold Mine, including the historical Prairie Downs and Spearhole resource estimates. This is representative of the 'balanced bar-bell' of revenue and NPV that we focus on at Vox."

Portfolio Overview

Asset	Operator	Primary Commodity	Stage	Royalty
White Dam	Broken Hill Gold Limited	Gold, Copper	Producing	2.0% NSR
Kalman	Hammer Metals Limited, subject to Hammer-Austral Resources Scheme	Copper, Gold, Molybdenum, Rhenium	Development / Corporate M&A	2.0% royalty on production from the Kalman Royalty Tenement
Sylvania	Greenmount Resources Pty Ltd (wholly owned subsidiary of Capricorn Metals Ltd)	Gold, Copper, Zinc-Lead-Silver, Iron Ore	Advanced Exploration (historical resource estimates for Prairie Downs, Spearhole)	1.0% NSR on precious minerals; 1.5% NSR on all other minerals

Sylvania Royalty Overview

The Sylvania Royalty comprises a 1.0% NSR royalty on precious minerals and a 1.5% NSR royalty on all other minerals, over approximately 1,700km2 of exploration tenure in the Pilbara region of Western Australia (the “Sylvania Royalty Area”). Greenmount is the wholly owned subsidiary of Capricorn, which holds the Karlawinda Gold Mine (“Karlawinda”), located approximately 65kms south-east of Newman, which has been in production since June 2021(11). Karlawinda produced 123,589oz of gold in Capricorn’s 2026 financial year, and Capricorn is currently commissioning the Karlawinda Expansion Project, which increases processing capacity to 6.5Mtpa and is expected to lift Karlawinda to a long-term production rate of approximately 150,000oz per annum following completion of commissioning in the first quarter of Capricorn’s 2027 financial year(13).

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The Sylvania Royalty Area comprises three key exploration targets:

a)	Spearhole Iron Project (historical October 2010 mineral resource estimate and 2011 scoping study)(5)(6)(7),

b)	Prairie Downs Base Metal Project (historical June 2010 mineral resource estimate); and

c)	Karlawinda-adjacent gold exploration targets.

Figure 1: Sylvania Royalty area in BLUE (Source: Lat66 ASX announcement)

Spearhole Iron Project(7)

The Spearhole detrital iron deposit at Prairie Downs comprises unconsolidated ironstone gravels and alluvium from surface. On December 15, 2011, Dynasty Metals Limited (“Dynasty”) announced the results of a high-level Scoping Study completed by MSP Engineering, based on a historical inferred resource of 1,400Mt at 23.5% Fe, including 932Mt at 27.4% Fe at a 20% Fe cut-off (October 2010 estimate), which Dynasty classified entirely in the inferred category with no indicated or measured component. The study contemplated a 35Mtpa beneficiation plant producing 5.25Mtpa of iron concentrate grading 57% to 58% Fe at a 15% mass yield, and reported:

•	Estimated operating costs of A$39.00 per tonne of concentrate at the mine gate (mining A$10.75/t and beneficiation A$28.25/t) and A$59.25 per tonne FOB, including assumed rail haulage of 450km (A$15.75/t) and port costs (A$4.50/t);

•	Estimated capital costs of A$446 million to the mine gate and A$957 million inclusive of transport infrastructure, a 50km rail spur and rolling stock; and

•	A potential mine life of at least 25 years at the contemplated production rate based on the October 2010 inferred resource (932Mt at 27.4% Fe), with an assumed stripping ratio of approximately 0.1:1.

The study excluded Dynasty’s separately identified Marra Mamba direct shipping ore resource, and Dynasty noted that the mining, rail and port cost estimates were conceptual, high-level estimates benchmarked against other Pilbara operations.

In May 2022, DiscovEx Resources Limited (“DiscovEx”) entered into two binding option agreements (Spearhole and Sylvania Term Sheets) with Rio Tinto for the sale of the iron ore rights at Sylvania for total consideration of up to A$9.3 million. After two years of evaluation, Rio Tinto withdrew from the Spearhole Option Agreement in May 2024.

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Figure 2: Map of DCX Sylvania tenements with nearby Rio Tinto infrastructure (Source: DiscovEx)

Prairie Downs Base Metal Project(6)

The Prairie Downs zinc-lead-silver deposit is located approximately 100km south-west of Newman and has been explored by a few prior owners, most recently Prairie Downs Metals Limited (“Prairie Downs”) (now GreenX Metals Limited), Marindi Metals Limited and DiscovEx. The most recent mineral resource estimate for the deposit, of which Vox is aware of, is a historical June 2010 resource statement (summarised below in Table 1), which reported at a 1% Zn cut-off grade and most recently reported by DiscovEx in October 2023, comprising Indicated Resources of 2.28Mt at 5.22% Zn, 1.59% Pb and 15.0 g/t Ag and Inferred Resources of 0.70Mt at 4.03% Zn, 1.58% Pb and 14.9 g/t Ag. This estimate supersedes an earlier 2008 estimate by Prairie Downs, which was also the basis of a historical July 2008 Feasibility Study that was not progressed. Mineralisation was reported as open at depth and along strike, and the deposit remains undeveloped. The estimates presented below are historical estimates; see Historical Estimates and Studies note below.

Table 1: Prairie Downs June 2010 Mineral Resource (1% Zn cut-off grade)

Source: DiscovEx ASX announcement https://api.investi.com.au/api/announcements/dcx/c3dfd41d-d4c.pdf

Sylvania – Gold Exploration

Capricorn has described the Sylvania Project as sitting in proximity to the Sylvania Inlier and the Pilbara-Yilgarn craton margin, a high strain zone with high prospectivity for mineralising fluids, and has interpreted this craton boundary as playing a significant role in the placement of ore-forming fluids at the Bibra gold deposit at Karlawinda. Capricorn has noted that gold exploration in the region has been limited, with only early-stage work conducted mostly during the mid-1990s and very few drill holes completed outside of the Prairie Downs base metals prospect, and has outlined a program of broad-scale geological and regolith mapping followed by geochemical sampling across currently defined target areas(5).

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Consideration

Aggregate cash consideration for the Transactions was A$8.4 million, comprising A$5.0 million for the White Dam Royalty and A$3.4 million for the Kalman and Sylvania Royalties, funded from cash on hand.

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 11 producing and 28 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an "acceptable foreign code". Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" "plans", "estimates" or "intends" or stating that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the anticipated benefits of the White Dam Royalty, the Kalman Royalty and the Sylvania Royalty to the Company; summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure; statements regarding expectations relating to production at White Dam and the payability of the White Dam Royalty; the implementation and timing of the Hammer-Austral Scheme and the potential development of Kalman as a source of ore feed for the Rocklands processing facility; expectations regarding exploration and development activities within the White Dam Tenements, the Kalman Royalty Tenement and the Sylvania Royalty Area, including the timing and results of drilling, mapping and sampling programs and the Karlawinda expansion; and expectations regarding the size, quality and exploitability of the mineral resources within the White Dam Tenements, the Kalman Royalty Tenement and the Sylvania Royalty Area, including the historical estimates referenced herein.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

Historical Estimates and Studies

The mineral resource estimates for the Prairie Downs zinc-lead-silver deposit (June 2010 resource statement, most recently reported by DiscovEx Resources Limited as conforming to the JORC Code (2012 edition)) and the Spearhole Detrital Iron Deposit (October 2010, JORC Code (2004 edition)) referenced above are historical estimates prepared by or for previous project owners, using resource categories (indicated and inferred at Prairie Downs; inferred only at Spearhole) that are analogous to, but were not prepared under, the CIM Definition Standards. The Prairie Downs estimate supersedes an earlier estimate reported by Prairie Downs Metals Limited in 2008. Vox has not independently verified these estimates and, based on its review of public disclosure by current and prior owners of the Sylvania Project, is not aware of any more recent estimates for these deposits. The historical estimates are considered relevant as an indication of the historical exploration and study work completed within the Sylvania Royalty Area, but Vox has not assessed their reliability. Confirmation drilling, verification of the historical drilling and assay databases, and re-estimation under current standards would be required to upgrade or verify the historical estimates as current mineral resources. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves, and Vox is not treating the historical estimates as current mineral resources or mineral reserves. The 2008 Prairie Downs study and the 2011 Spearhole scoping study are historical, were prepared by third parties on the basis of estimates and cost and price assumptions prevailing at the time, have not been verified by Vox, and should not be relied upon. The 2011 scoping study was based on inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of that study will be realized.

References & Notes

(1)	Pacgold Limited (now Broken Hill Gold Limited), “Pacgold Delivers First Gold Production at White Dam Project”, ASX announcement, 9 April 2026
(2)	Pacgold Limited, June 2026 Quarterly Activities Report and A$13 million placement announcement, ASX, July 2026
(3)

Hammer Metals Limited, “Kalman Resource Upgrade Lifts CuEq Inventory to over 530kt”, ASX announcement, 8 May 2023. Reported at a 0.4% CuEq cut-off above 75m RL and a 1.0% CuEq cut-off below 75m RL. CuEq Recovered = 0.86*Cu + (0.74*0.771051*Au) + (0.74*0.008336*Ag) + (0.86*4.857143*Mo) + (0.77*0.023334*Re), using metal prices of Cu US$7,714/t, Au US$1,850/oz, Ag US$20/oz, Mo US$37,468/t and Re US$1,800/kg as at 8 May 2023. Based on Hammer Metals’ disclosure that approximately 63% of metal tonnes in the prior 2016 mineral resource were located on the Kalman Royalty Tenement (with the remainder on an adjoining Hammer Metals tenement), Vox management estimates that the Kalman Royalty Tenement contains approximately 70% of the May 2023 mineral resource estimate.

(4)	Hammer Metals Limited, ASX announcement dated 11 August 2026, regarding the Scheme Implementation Deed with Austral Resources
(5)	Capricorn Metals Ltd, “Acquisition of Sylvania Project”, ASX announcement, 9 December 2024; and Capricorn Metals Ltd, “Activities Report December 2024 Quarter”, ASX announcement, 30 January 2025
(6)

DiscovEx Resources Limited, “Geophysics identifies base metal targets at Prairie Downs”, ASX announcement, 11 October 2023 (Prairie Downs June 2010 Resource Statement, reported by zone and classification at a 1% Zn cut-off grade); DiscovEx Resources Limited, ASX announcement dated 18 January 2021 and Financial Report for the Half Year Ended 31 December 2023 (Competent Person: Mr Mark Drabble of Optiro Pty Ltd; JORC Code, 2012 edition); Brumby Resources Limited, “Creating a Significant New Australian Zinc Company”, ASX announcement, 25 May 2015; and Prairie Downs Metals Limited, “Quarterly Report for the Period Ended 30 June 2008”, ASX release, 29 July 2008 (superseded 2008 estimate reported under the 2004 edition of the JORC Code, and related process plant study).

(7)

Dynasty Metals Limited, “Positive Scoping Study for Spearhole Detrital Iron Project”, ASX release, 15 December 2011; and Dynasty Metals Limited, Spearhole Detrital Iron Deposit inferred resource announcement, ASX, 27 October 2010 (JORC Code, 2004 edition)

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(8)	Pacgold Limited, “Significant High-Grade Gold and Copper Discovery at White Dam North”, ASX announcement, 23 July 2026
(9)

Pacgold Limited, “PGO to Acquire White Dam Gold Operation in South Australia”, ASX announcement, October 2025 (includes the White Dam JORC (2012) Mineral Resource Estimate table; the underlying MRE was first published by GBM Resources Ltd on 10 August 2020)

(10)	Hammer Metals Limited, Mount Isa Project webpage, hammermetals.com.au/project/mount-isa-project/
(11)	Capricorn Metals Ltd website, capmetals.com.au
(12)	Latitude 66 Limited, “Sale of Sylvania Project to Capricorn Metals Limited”, ASX announcement, 9 December 2024 (completion of the sale announced 23 December 2024)
(13)

Capricorn Metals Ltd, “Karlawinda Expansion to Increase Annual Gold Production to 150,000 Ounces”, ASX announcement, 29 October 2024; and Capricorn Metals Ltd, June 2026 Quarterly Activities Report, ASX announcement, 31 July 2026

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